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                                                                  EXHIBIT (a)(8)
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[LOGO OF BHP]                                  [LOGO OF MAGMA]



News Release

                      BHP & MAGMA ANNOUNCE PLANS TO MERGE
                      -----------------------------------

Melbourne, Australia and Tucson, Arizona--November 30, 1995--The Broken Hill Proprietary Company Limited (BHP) and the Magma Copper Company (Magma) announced today that they have signed a definitive agreement for the acquisition by a BHP subsidiary of all the outstanding stock of Magma.

Under the agreement, BHP will commence, on or before December 5, 1995, a US$28 per share cash tender offer for all the outstanding shares of Common Stock of Magma. BHP will also tender for all outstanding shares of Series D and Series E Convertible Preferred Stock of Magma at a per share price which, on an as-converted-basis, equates to $28 per share of Common Stock. Following the expiration of the tender offer, BHP will acquire, through a merger, all shares not purchased in the tender offer at the same price. This would result in a share purchase of US$1.8 billion (A$2.5 billion) and a total investment of about US$2.4 billion (A$3.2 billion), including assumption of Magma's debt. CS First Boston is acting as Dealer Manager in the tender offer.

The Board of Directors of Magma has unanimously approved the tender offer and the merger as being fair to and in the best interests of Magma and its shareholders and has recommended that all shareholders accept the offer. The Board of Directors has received a written opinion from its financial advisors Goldman, Sachs & Co. to the effect that the consideration proposed to be paid in the transaction is fair to Magma's shareholders. The offer will be conditioned upon, among other things, the tender of a number of shares which represents a majority of the outstanding shares of Common Stock on a fully diluted basis. The offer will not be subject to a financing contingency. Magma's major shareholder, Warburg Pincus Capital Company, L.P., which holds 26% of Magma's shares on a fully diluted basis has agreed to tender its



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shares to the offer in accordance with the recommendation of Magma's Board of
Directors.

Upon completion of the merger, Magma will be combined with BHP's existing copper businesses and a new BHP Copper Group will be established and led by Magma's President & CEO, Mr. J. Burgess Winter. The new Copper Group will produce about 900,000 tonnes in 1996.

The proposed acquisition is part of BHP's strategy for continuing its growth. BHP currently has no copper production in the United States. Its existing copper assets including Escondida in Chile and Ok Tedi in Papua New Guinea will be complemented by Magma's Arizona and Nevada mines in the United States and the Tintaya mine in Peru. The BHP Copper Group will be strengthened through Magma's ownership of the largest copper smelter in the US, value added processing operations, and access to Magma's management and technical skills.

BHP has interests in several undeveloped copper resources, including oxide reserves at Escondida, a large sulfide deposit at nearby Zaldivar in Chile and a high potential prospect known as Agua Rica in Argentina. The development of these resources will be enhanced with the acquisition of Magma because of its established smelting capacity and demonstrated technical capabilities in smelting, leaching, refining and solvent extraction/electro winning (SX-EW) of copper metal.

The merger will accelerate BHP's move into the processing of copper metal in line with its earlier decision to develop a copper cathode plant at Coloso in Northern Chile, using innovative technology to extract copper metal from Escondida concentrates.

The Managing Director of BHP, Mr. John Prescott and the President & CEO of Magma, Mr. J. Burgess Winter, in a joint statement, said: "The creation of the new BHP Copper Group has the unanimous support of the BHP and Magma Boards and is a very positive and exciting development for the industry and each company's shareholders".

The CEO of BHP Minerals, Jerry Ellis added: "The merged business will be an outstanding, international copper company. It has several new projects underway that point to rapid growth in the near term, along with management and technical skills and the financial and mineral resources to provide a springboard for significant future expansion in a growing copper market."



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"The two organizations have complementary assets, including world class mining and processing capabilities and high quality management skills.

"The joining together of these operations will strengthen the BHP Group and at the same time enhance the company's position in the copper business".

Following the acquisition more than 5,000 Magma employees will join BHP's 48,000 employees world wide.

The Broken Hill Proprietary Company Limited is Australia's largest industrial and natural resources company, with approximately 52,000 employees based in more than 50 countries. BHP was incorporated in 1885 to mine the lead/zinc/silver discovery at Broken Hill in New South Wales, Australia. Its headquarters are in Melbourne, Australia, and its shares are traded on the stock exchanges of Melbourne, Sydney, New York, London, Tokyo, Wellington, Frankfurt and Switzerland. BHP is comprised of three main business groups: Minerals, Steel and Petroleum. Its global assets are worth more than US$22 billion, with annual sales exceeding US$13 billion.

Magma Copper Company, one of the largest primary copper producers in the United States, produces high-quality copper cathode and rod for sale to customers worldwide. Magma has operations in San Manuel, Miami, and Superior, Arizona; Ely, Nevada and southern Peru. Magma Metals Company, a division of Magma Copper Company, operates Magma's smelting and refining complex located in San Manuel, and conducts the Company's commercial activities. Corporate headquarters are in Tucson, Arizona.

For further information contact:

Media Inquiries:   Tony Wells, Melbourne               (613) 9609-2723  (bh)
                                                        015 333 087     (mobile)
                   Michael Spencer                     (613) 9609-3137  (bh)
                                                        0418 352 154    (mobile)
                   Jay Rhodes, BHP San Francisco       (415) 774-2449   (bh)
                                                       (415) 567-3600   (ah)

Investor Inquiries: Ric Thiele, Melbourne              (613) 9609-3885  (bh)
                                                       (613) 9574-9460  (ah)


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                    Pierre Hirsch:
                                San Francisco          (415) 774-2030   (bh)
                                                       (510) 284-7555   (ah)
                            New York (on 1st Dec 1995) (212) 373-0216
                                                    or (212) 373-0200

Magma              Robbie Stephen                      (520) 575-5710   (bh)
                   Sandy Cole                          (520) 575-4758   (bh)

BHP London         Gillespie Robertson                 (44) 171 334 0803

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